Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors and Audit Committee

SmartFinancial, Inc.

Knoxville, Tennessee

We consent to the incorporation by reference in this Registration Statement of SmartFinancial, Inc. on Form S-3 of our report dated March 16, 2023 on our audits of the consolidated financial statements of SmartFinancial, Inc. as of December 31, 2022 and 2021, and for the three years in the period ended December 31, 2022, and our report dated March 16, 2023 on our audit of the internal control over financial reporting of SmartFinancial, Inc. as of December 31, 2022, which appear in the Annual Report on Form 10-K. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ FORVIS, LLP

Louisville, Kentucky

May 11, 2023